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                                   SECURITIES
                             AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]       Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes [ ]             No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

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   Korea Electric Power Corporation Japanese Yen Bonds of 1995 - Fourth Series
    Korea Electric Power Corporation Japanese Yen Bonds - Fifth Series (1995) Korea Electric Power Corporation Reverse Dual Currency Japanese Yen/Australian
                       Dollar Bonds - First Series (1996)
 Korea Electric Power Corporation Reverse Dual Currency Japanese Yen/Australian
                       Dollar Bonds - Second Series (1996)


  PUBLIC NOTICE CONCERNING JAPANESE AND KOREAN COURTS' APPROVALS ON RESOLUTIONS
                       AT THE FIRST BONDHOLDERS' MEETINGS


                                                          DATE: 18 DECEMBER 2003

TO: HOLDERS OF THE BONDS (AS DEFINED BELOW)

                                                KOREA ELECTRIC POWER CORPORATION

This public notice has been made to inform you that all of the agenda, which have been described in the public notice concerning convocation of the Meetings (as defined below) both in the morning edition of the Nihon Keizai Shimbun dated 15 October 2003 and in the extra edition No. 238 of the Official Gazette dated the same date, have been resolved and approved at the First Bondholders' Meetings (the "Meetings") for Korea Electric Power Corporation Japanese Yen Bonds of 1995 - Fourth Series (the "Bonds") and Korea Electric Power Corporation Japanese Yen Bonds - Fifth Series (1995) held on 25 November 2003, Korea Electric Power Corporation Reverse Dual Currency Japanese Yen/Australian Dollar Bonds - First Series (1996) and Korea Electric Power Corporation Reverse Dual Currency Japanese Yen/Australian Dollar Bonds - Second Series (1996) held on 26 November 2003, and that such resolutions have been approved by the Japanese Court on 4 December 2003 and have been valid and binding to all the holders of the Bonds in accordance with Article 327 of the Commercial Code and Condition 24 of the conditions of the Bonds.
Agenda 2 (and other related agenda thereto) among above said agenda has been approved by Korean Court as of 11 December 2003 and become effective.

(Note)
The minutes of the Meetings shall be kept at the head offices of Korea Electric Power Corporation and Aozora Bank, Ltd., Mizuho Corporate Bank, Ltd., Shinsei Bank, Limited, which are the Representatives Commissioned Companies for the Bondholders of the above bonds respectively, and shall be made available for perusal or photocopying by the holders of the Bonds during their business hours (Please refer below contact information.).

---------------------------------------------------------------------------------------------------------------
Korea Electric Power            Restructuring Office       Tel: 822-3456-3451    From 9:00 to 17:00 on weekdays
Corporation                                                                      (Seoul time)
---------------------------------------------------------------------------------------------------------------
Aozora Bank, Ltd.               Derivatives & Structured   Tel: 813-3262-0697    From 9:00 to 17:00 on weekdays
                                Finance Division                                 (Tokyo time)
---------------------------------------------------------------------------------------------------------------
Mizuho Corporate Bank, Ltd.     International Corporate    Tel: 813-5252-6400    From 9:00 to 17:00 on weekdays
                                Banking Division                                 (Tokyo time)
---------------------------------------------------------------------------------------------------------------
Shinsei Bank, Limited           Process Support Division   Tel: 813-5511-5612    From 9:00 to 17:00 on weekdays
                                                                                 (Tokyo time)
---------------------------------------------------------------------------------------------------------------


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                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            KOREA ELECTRIC POWER CORPORATION

                                            By: /s/ Lee, Hi-Taek
                                            ------------------------------------
                                            Name: Lee, Hi-Taek
                                            Title: Chief Financial Officer

Date: December 18, 2003